NO ACT

16
1-8-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


13000132

DIVISION OF
CORPORATION FINANCE

January 14, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/14/13

Denise Hauselt
Corning Incorporated
hauseltda@corning.com

Re: Corning Incorporated

Dear Ms. Hauselt:

This is in regard to your letter dated January 8, 2013 concerning the shareholder proposal submitted by Elizabeth B. Phillips for inclusion in Corning's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Corning therefore withdraws its December 17, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Mike Lapham
United for a Fair Economy
mlapham@responsiblewealth.org

CORNING Corning Incorporated Corning, NY 14831 t 607 974 9000
www.corning.com

January 8, 2013

Via E-Mail (shareholderproposals@sec.gov) 1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Withdrawal of No-Action Letter Request by Corning Incorporated -- Shareholder Proposal Submitted by Elizabeth Baldwin Phillips on Behalf of United For a Fair Economy

Ladies and Gentlemen,

In a letter dated December 17, 2012 ("No-Action Letter Request"), Corning Incorporated ("Corning") requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission confirm that Corning could properly exclude from its 2013 Proxy materials a shareholder proposal ("Proposal") submitted by Elizabeth Baldwin Phillips on behalf of United for a Fair Economy ("Proponent"), with Mr. Michael Lapham appointed to act on behalf of Ms. Phillips regarding the Proposal.

Attached is an e-mail from Mr. Lapham transmitted at the close of business on January 4, 2013, to the Staff with a copy to Corning and to Ms. Phillips, stating that the Proposal has been voluntarily withdrawn on behalf of the Proponent (attached as Exhibit 1). In reliance on that e-mail withdrawing the Proposal, Corning hereby withdraws its No-Action Letter Request relating to its ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 607-974-9000 or via e-mail at hauseltda@corning.com if you have any questions regarding this matter.

Sincerely,



Denise Hauselt
Corporate Secretary

Attachments

cc: Elizabeth Baldwin Phillips (via e-mail) (w/attach.)
Michael Lapham of United for a Fair Economy (via e-mail) (w/attach.)

H:\WORD\PHILLIPS\SEC_WITHDRAWAL OF PROPOSAL_LTR

EXHIBIT 1

E-Mail of Voluntary Withdrawal

Hauselt, Denise A

From:	Mike Lapham <mlapham@responsiblewealth.org>
Sent:	Friday, January 04, 2013 5:01 PM
To:	shareholderproposals@sec.gov
Cc:	Hauselt, Denise A; Betty (Elizabeth) Phillips
Subject:	Fwd: Corning Incorporated SEC No-Action Submission - Dec 17, 2012
Attachments:	20121217142358807.pdf; ATT00001.htm

To whom it may concern at the SEC:

I have been advised that it would be futile to challenge the company's no-action request for late submission of the proof of ownership letter they requested. I won't bore you with what would be our case! So, on behalf of Responsible Wealth member Betty Phillips, I/we hereby withdraw the political spending resolution. We will pursue discussions with the company (hopefully) in other ways, and will try again next year, perhaps.

Thank you.

Sincerely,

Mike Lapham
Responsible Wealth

Begin forwarded message:

From: "Hauselt, Denise A" <HauseltDA@Corning.com>
Date: December 17, 2012 2:55:55 PM EST
To: FISMA & OMB Memorandum M-07-16 FISMA & OMB Memorandum M-07-16 "mlapham@responsiblewealth.org" <mlapham@responsiblewealth.org>
Subject: Corning Incorporated SEC No-Action Submission - Dec 17, 2012

Dear Ms. Phillips and Mr. Lapham,

Above is a copy of the Corning Incorporated no-action request just submitted to the SEC via e-mail.

Please let me know if you have any issues opening the above PDF attachment.

Very truly yours,

Denise Hauselt
Corporate Secretary
Corning Incorporated
(hauseltda@corning.com; phone 607-974-9000)

CORNING Corning Incorporated Corning, NY 14831 t 607 974 9000
www.corning.com

December 17, 2012

Via E-Mail (shareholderproposals@sec.gov) 1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corning Incorporated -- Shareholder Proposal Submitted by Elizabeth Baldwin Phillips on Behalf of United For a Fair Economy

Ladies and Gentlemen,

This letter and enclosed materials are submitted by Corning Incorporated ("Corning" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 13, 2012, the Company received a shareholder proposal submitted by Elizabeth Baldwin Phillips on behalf of United for A Fair Economy ("Proponent") in an e-mail attaching a letter dated November 12, 2012 and proposal for inclusion in the Company's 2013 Proxy materials. Copies of her Proposal and related correspondence are attached hereto as Exhibit A through Exhibit E. For the reasons stated below, we respectfully request that you concur in our view that Corning may properly omit her Proposal from its 2013 Proxy materials.

Pursuant to Rule 14a-8(j), Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB14D"), Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB14F"), and Staff Legal Bulletin No. 14G (October 16, 2012) ("SLB14G"), I am e-mailing to the Staff this letter and the attachments. A copy of this submission is being sent concurrently to the Proponent as notice of the Company's intention to omit her Proposal from its 2013 Proxy materials. Corning is submitting this letter no later than 80 calendar days before it intends to file its definitive 2013 Proxy materials with the Securities and Exchange Commission ("Commission"). The Company respectfully requests that the Staff of the Division of Corporation Finance of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy materials.

Rule 14a-8(k) and section E of SLB14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or Staff. Accordingly, the Company takes this opportunity to remind Proponent to concurrently send to the Company a copy of any correspondence submitted to you.

SUMMARY OF PROPOSAL

The Proposal materials, requesting a board and Company website semiannual report disclosing certain details of political spending policies, contributions and expenditures (direct and indirect), are attached to this letter as Exhibit A.

The Company believes that the Proposal may be omitted from its 2013 Proxy materials pursuant to Rules 14a-8(b) and 14a-8(f)(1) because the Proponent failed to timely prove her eligibility to submit the Proposal.

REASONS FOR EXCLUSION OF THE PROPOSAL

The Proposal may be excluded because Proponent failed to timely prove ownership of the requisite amount of stock for at least one year as of the date she submitted the Proposal.

Pursuant to Rule 14a-8(b), a proponent must have continuously held at least $2,000 in market value of voting securities for at least one year prior to submitting a proposal and must continue to hold these securities through the date of the company's annual meeting. Pursuant to Rule 14a-8(f), a registrant must request documentary support of the proponent's ownership within 14 calendar days of its receipt of a proposal, and the proponent must furnish such support within 14 calendar days of his or her receipt of the registrant's request. The burden of proof with respect to ownership is on the proponent, and the Division has stated that "[i]n the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company." See Staff Legal Bulletin No. 14 (July 13, 2001). In 2011 and 2012, SLB14F and SLB14G clarified the Staff's position that such proof of ownership letters must come from the "record" holder of Proponent's shares, and that only Depository Trust Company ("DTC") participants and DTC affiliates are viewed as record holders of securities that are deposited at DTC.

Rule 14a-8(b)(2)(i) under the Exchange Act requires that shareholder proponents who are not record holders "submit to the company a written statement from the 'record' holder of [their] securities (usually a broker or bank) verifying that, at the time [they] submitted [their] proposal, [they] continuously held the securities for at least one year." Proponent is not a registered shareholder of the Company, and no proof of share ownership was included with her initial e-mail Proposal submission on November 13, 2012 (See Exhibit A attaching Proposal and Proponent's letter dated November 12, 2012). Within 14 days, the Company provided Proponent with notice of the need to submit proof of share ownership in its November 20, 2012 letter (see Exhibit B for Corning Notice), which was delivered to Proponent's residence via Fedex overnight delivery on November 21, 2012 and which the office of United for a Fair Economy also received via Fedex on November 21, 2012 (see Exhibits C and D). The Corning Notice specifically referenced the 14 calendar day deadline, and provided copies of the relevant parts of 14a-8 as well as information regarding the Staff's recent guidance concerning proof of record ownership under Rule 14a-8.

Proponent did not demonstrate and submit proof of share ownership from the record holder/ DTC affiliate/broker within 14 calendar days of receiving the Corning Notice on November 21, 2012. The Proponent responded to the Company with an e-mail of a faxed "to whom it may concern" undated letter from Charles Schwab Advisory Services ("Schwab Letter"). Proponent's e-mail that attached the Schwab Letter was two days late, arriving by e-mail at the Company at 4:15 p.m. on December 7, 2012 (Exhibit E).

The Proponent failed to timely provide proper proof of her share ownership within 14 calendar days of the Company delivering the Corning Notice to her residence via Fedex on November 21, 2012 (Exhibit C) and to the offices of United for a Fair Economy on November 21, 2012 (Exhibit D). Proponent's Schwab Letter was sent too late. Therefore, the Company believes her Proposal may be omitted from its 2013 Proxy materials because Proponent is ineligible under Rule 14a-8(b).

CONCLUSION

For the reasons discussed above, the Company respectfully requests the Staff's concurrence that the Proposal may be excluded from its 2013 Proxy materials in reliance on Rules 14a-8(b) and 14(a)-8(f)(1).

If the Staff has questions or needs additional information, please contact me at 607-974-9000, or via e-mail at hauseltda@corning.com.

Sincerely,



Denise Hauselt
Corporate Secretary

Enclosures

cc: Elizabeth Baldwin Phillips (via e-mail) (w/encs.)
Michael Lapham of United for a Fair Economy (via e-mail) (w/encs.)

H:\WORD\PHILLIPS\SEC_PROPOSAL_LTR

EXHIBIT A

Hauselt, Denise A

From:	Betty Phillips*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Tuesday, November 13, 2012 12:06 AM
To:	Hauselt, Denise A
Cc:	'Mike Lapham'
Attachments:	tmp98B8.jpg; tmpF57D.RTF
Follow Up Flag:	Follow up
Flag Status:	Flagged

Ms Hauseltd,

Attached please find my cover letter and resolution regarding disclosure of political spending for the 2013 proxy and annual meeting.

Sincerely,

Elizabeth B. Phillips

Elizabeth Baldwin Phillips

*** FISMA & OMB Memorandum M-07-16 ***

By email to hauseltda@corning.com

November 12, 2012

Denise Hauseldt, Vice President, Secretary and Assistant General Counsel
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

Dear Ms. Hauseldt:

I, Elizabeth B. Phillips, holder of 300 shares of stock in Corning Incorporated (the "Company"), hereby submit the attached resolution for consideration at the upcoming annual meeting.

The resolution requests that the Company prepare a report, updated semiannually, available to shareholders and distributed to the board of directors or relevant board committee, on the Company's policies and procedures for political contributions or expenditures made with corporate funds. This report should also include an extensive itemized report identifying any monetary or non-monetary contributions the Company makes to a political candidate (both in support of and in opposition to) or to influence the general public with respect to an election or referendum. The report should also include the names of candidates and the amount paid to each, and the title of the people in the Company who participated in the decision-making process.

The attached proposal is submitted for inclusion in the 2011 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. I am the beneficial owners of these shares as defined in Rule 13d-3 of the Act. I intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. I have been a shareholder for more than one year and have held over $2,000 of stock. I, or other representative(s), will attend the shareholders' meeting to move the resolution as required by the SEC Rules.

Please direct any phone inquiries regarding this resolution and send copies of any correspondence to Mike Lapham, Responsible Wealth Project Director, c/o United for a Fair Economy, 1 Milk Street, 5th Floor, Boston, MA, 02109; 617-423-2148 x112; mlapham@responsiblewealth.org.

I look forward to further discussion of this issue.

Sincerely,



Elizabeth B. Phillips

Resolved, that the shareholders of Corning Incorporated ("Corning" or "Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

- Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

   a. The identity of the recipient as well as the amount paid to each; and

   b. The title(s) of the person(s) in the Company responsible for decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of Corning, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United decision* recognized the importance of political spending disclosure for shareholders when it said, "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

However, relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use their company's money politically.

As evidence of this, the *2012 CPA-Zicklin Index of Corporate Political Accountability and Disclosure* ranked Corning near the bottom of the top 200 of the S&P 500 companies for political disclosure -with a score of just seven out of 100 points. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including Exelon, Merck and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

EXHIBIT B

CORNING

Denise A. Hauselt
Vice President, Secretary
and Assistant General Counsel

Corning Incorporated
One Riverfront Plaza
MP-HQ-E2-10
Corning, NY 14831

t 607 974 8679
f 607 974 6686
hauseltda@corning.com
www.corning.com

November 20, 2012

Via Fedex

Ms. Elizabeth Baldwin Phillips

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Michael Lapham
Responsible Wealth Project Director
c/o United for a Fair Economy
1 Milk Street, 5th Floor
Boston, MA 02109

Re: Your November 12th Letter Corning Got
by E-Mail on November 13th

Dear Ms. Phillips and Mr. Lapham,

Your letter dated November 12, 2012 (which I received by e-mail on November 13, 2012) attempts to submit a proposal for Corning's next Annual Meeting of Shareholders. Your letter was slightly confusing, as it requested proposal "inclusion in the 2011 proxy statement." As you know, there are various By-Law and SEC requirements for shareholder proposals.

SEC Rule 14a-8(b) says that a shareholder holding at least $2,000 in market value of a company's securities, and that has held them continuously for at least one year by the date they submit the proposal (and will continue to hold them through the date of the annual shareholders' meeting) is eligible to submit a proposal. (A copy of that SEC provision is enclosed for your information.)

According to records of Computershare as Corning's stock transfer agent, you hold no shares of Corning stock as a registered stockholder. Presumably, your Corning stock is held in other broker or bank accounts. **For Corning stock that you hold through a bank or stock broker, then within 14 calendar days of receiving my letter, submit to me a written statement from the broker or bank who is a participant in the Depository Trust Company ("DTC"), verifying the $2,000 in market value of Corning stock held for at least one year through the November 13, 2012 submission date of the shareholder proposal.**

There are two SEC Staff Bulletins that may be helpful.

On October 18, 2011, the SEC Division of Corporation Finance issued Staff Legal Bulletin 14F(CF), including how shareholders can avoid common errors when submitting proof of ownership to companies, saying: "We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted." That SEC Bulletin also noted:

> Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification

of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."

The October 16, 2012 Staff Legal Bulletin No. 14G(CF) discussed the sufficiency of proof of ownership letters provided by affiliates of DTC participants for Rule 14a-8(b)(2)(i). That SEC Bulletin stated:

> To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities(usually a broker or bank) ..."

That SEC Bulletin continues:

> "Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8."

That SEC Bulletin also noted:

> "Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant."

For your information, the SEC eligibility verification requirements are enclosed, along with relevant portions of the October 18, 2011 and October 16, 2012 SEC Staff Legal Bulletins.

Within 14 calendar days of your receipt of my letter, I look forward to receiving from a DTC participant appropriate written verification of the $2,000 in market value of Corning Incorporated stock you held for at least one year.

Very truly yours,



Enclosures

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted

on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8 (b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

EXHIBIT E

Hauselt, Denise A

From: Betty Phillips*** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 07, 2012 4:15 PM
To: Hauselt, Denise A
Cc: 'Mike Lapham'
Subject: Letter of proof of ownership
Attachments: hpsc870.pdf

Ms Denise Hauselt,

Please find attached a letter from Charles Schwab Advisory services confirming my ownership of 300 shares of Corning Stock for the required time period.

This is in support of my previous letter of November 12, 2012 submitting a proposal for Corning's next Annual Meeting of Shareholders.

Thank you for your attention to this matter.

Sincerely yours,

Elizabeth Baldwin Phillips

*** FISMA & OMB Memorandum M-07-16 ***

charles SCHWAB
ADVISOR SERVICES

PO Box 52013, Phoenix, AZ 85072-9215

Elizabeth Baldwin Phillips

*** FISMA & OMB Memorandum M-07-16 ***

To whom it may concern:

This letter is to verify that Elizabeth Baldwin Phillips has as of December 7, 2012 continuously held 300 company shares of Corning Inc at Charles Schwab and Company in account *** FISMA & OMB Memorandum M-07-16 *** since January 28, 2011.

If you have any questions, please contact Scott D Larson at Bannerstone Capital Management at (320)762-1880.

Sincerely,

Gregory Strong
Charles Schwab Advisor Services